FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 4, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CONVENING NOTICE

EXTRAORDINARY AND ANNUAL GENERAL MEETING

The Shareholders of BRF – Brasil Foods S.A. are invited to meet in a General Meeting to be held on April 9,  2013 at 2:30 p.m. at the Company’s registered offices at Rua Jorge Tzachel, 475 in the city of Itajaí, state of Santa Catarina, to deliberate on the following day’s agenda:

ANNUAL GENERAL MEETING

  To examine and vote the Management Report, Financial Statements and other documents with respect to the fiscal year ending December 31, 2012 and decide on the allocation of the result;

  To ratify the distribution of remuneration to the shareholders pursuant to the decision by the Board of Directors;

  To approve the distribution of complementary dividends in the amount of R$ 45.3 million to be paid out on April 30, 2013.

  To approve the number of members to make up the Board of Directors pursuant to the provision in Article 16, caption sentence, of the Bylaws;

  To elect the Board of Directors;

  Pursuant to the provision in Paragraph 1, Article 16 of the Bylaws, to nominate the Chairman and Vice Chairman of the Board of Directors;

  To elect the Fiscal Council/Audit Committee.

EXTRAORDINARY COMMITTEE

  To approve the amendment of the following article of the current Bylaws: ARTICLE 1-  alteration of the corporate denomination from BRF – BRASIL FOODS S.A. to BRF S.A.;

  To set the annual and aggregate compensation for management and the Fiscal Council;

  To approve the amendment to the Stock Option Plan (Stock Options), item 7. Limit of Dilution, to permit the maximum dilution of 2.0% up to 2.5%, and the alteration of the regulations of the Stock Option Plan (Stock Options) with respect to the following aspects: amendment in the quantity of exercise windows (item 9.1.2 of the Plan) from 2 to 4 and the alteration of the parity (item 4.2.1 of the Plan) of the number of stock option grants versus acquired shares for the additional plan: from 0.5 to 1.0 option from 1.0 to 2.0 options and from 2.0 to 4.0 options.

Pursuant to Article 13 of the Bylaws, the shareholders intending to be represented by an attorney-in-fact should submit the respective power of attorney by April 3, 2013, the date which precedes by at least 5 (five) working days the date on which the Extraordinary and Annual General Meeting is to be held, to Rua Hungria, 1400 – 5th floor, Jardim Europa, CEP 01455-000, São Paulo-SP, Investor Relations area.

On the date of the Extraordinary and Annual General Meeting and as a condition for access to the event, shareholders participants in the fungible share depository service shall present a statement issued by the institution responsible for custody, including the respective shareholding participation.

Pursuant to Law 6404/76 and CVM instructions 165 and 282, the minimum percentage of participation in the voting capital necessary for soliciting the adoption of the multiple voting system for the election of the Board of Directors (item 3) is 5% (five percent). In accordance with the Brazilian Corporate Law and the Company’s Bylaws, the presentation for soliciting multiple voting rights should be made to the Company at the addresses below up to 48 hours prior to the Meeting- cut-off date: April 4 at 2:30 p.m..

The Company’s shareholders interested in accessing information or clarifying doubts relative to the above proposals should contact the Company’s Investor Relations area by calling +55 (11) 2322-5061/5050/5048/5049/5051/5052/5037 or via e-mail: acoes@brf-br.com. All documents pertaining to this Meeting may be found at the disposal of the shareholders in the site: www.brf-br.com/ri in addition to the system of powers of attorney for permitting the participation of the shareholder. In addition, the Meeting shall be transmitted via video conference to the São Paulo office located at Rua Hungria, 1,400 – 5th floor, Jardim Europa, for the shareholders that so prefer.

São Paulo (SP), March 4, 2013.

NILDEMAR SECCHES

             Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 4, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director